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                         June 9, 2022

       Ryan Hershberger
       President
       Ford Credit Auto Lease Two LLC
       One American Road
       Dearborn, Michigan 48126

                                                        Re: Ford Credit Auto
Lease Two LLC
                                                            CAB West LLC
                                                            CAB East LLC
                                                            Registration
Statement on Form SF-3
                                                            Filed June 8, 2022
                                                            File Nos.
333-265473, 333-265473-01 and 333-265473-02

       Dear Mr. Hershberger:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Meeks at 202-551-7146 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Structured Finance